EXHIBIT 14


CODE OF ETHICS

                           CHESTATEE BANCSHARES, INC.
                      CODE OF ETHICS FOR PRINCIPAL OFFICERS

Chestatee Bancshares, Inc. and its affiliated companies ( hereinafter referred to as the "Company") believe our reputation for honesty, trustworthiness and discretion is vital to our success. This Code of Ethics for Principal Officers of the Company (the "Code") applies to our Chief Executive Officer and Chief Financial Officer, or those persons performing similar functions (the "Officers"). Its purpose is to insure that all Officers of the Company understand and observe the basic principles which govern our personal and corporate conduct in our community and tirelessly promote ethical values and principles.

HONEST AND ETHICAL CONDUCT
All Officers of the Company are required to act with honesty and integrity in a professional manner that protects the image and reputation of the Company and encourages ethical behavior by all our employees. Each Officer shall handle all actual and apparent conflicts of interest between personal and professional relationships in a fair and principled manner. Officers shall not (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information or position for personal gain; or (c) compete with the Company. It is incumbent upon each Officer to exercise his or her own best judgment as to whether or not a conflict exists and whether it would justify remedial action. An Officer shall remain free of any influences that may interfere, or give the appearance of interfering, with the independent and objective exercise of his or her judgment on behalf of the Company. Relevant and material issues should be fully disclosed and discussed with the Audit Committee.

FULL, ACCURATE AND TIMELY DISCLOSURE
As an officer of a reporting company, all Officers shall ensure full, fair, accurate, timely and understandable disclosure in all public reports and documents that the Company files with, or submits to, the Securities and Exchange Commission, or with the Federal Deposit Insurance Corporation, the Federal Reserve Bank or the Georgia Department of Banking and Finance and in all communications that the Company makes to the public. Accordingly, it is the responsibility of the Officers to promptly bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its reports and documents or otherwise assist the Audit Committee in fulfilling its responsibilities as specified in the Audit Charter. All Officers shall safeguard the Company's confidential information and respect the confidentiality of customer information and shall release such information only to those employees who have a need to know such information. Material information relating to the business activities of the Company and its affiliated companies shall not to be disclosed to any person, unless the information has been made available to the public in accordance with law. Likewise, material non-public information is not to be used for any personal financial gain or for the financial gain of an affiliate.

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COMPLIANCE WITH LAWS
The guiding policy of the Company is that all officers abide by the letter and the spirit of all applicable laws, rules and regulations, as well as any orders, releases, policy statements or other similar provisions which apply to the operation of the Company. The Company will not abide any violation or intent to violate these legal requirements. Each Officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of the laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of material violation of this Code. Officers should promote ethical behavior and ensure legal compliance by all of our employees.

REPORTING OF VIOLATIONS
All Officers should report any material violation of the Code directly to the Audit Committee. Officers should encourage employees to talk to supervisors or other designated personnel about suspected violations of this Code and such designated personnel shall refer appropriate matters to the Officers for disclosure to the Audit Committee. The Company will not tolerate retaliation for reports made in good faith and Officers should ensure that employees are aware of that policy.

ACCOUNTABILITY AND ENFORCEMENT
Violations of the Code are subject to disciplinary action, up to and including termination of employment, as recommended by the Audit Committee. Discipline for violations of the Code will be administered in accordance with the personnel policies and procedures of the Company. Such discipline shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In cases where a matter warrants remedial action, the Audit Committee should be informed of the remedial action taken. Administration of the Code shall be vested in the Audit Committee at the direction of the Board of Directors. Questions concerning interpretation of the Code should be submitted to the Audit Committee, with the Audit Committee possessing complete discretion and authority in the interpretation of the Code. The Audit Committee may recommend revisions to the Code as the need arises. The Audit Committee has the right to make exceptions to and waiver of any provision of the Code, absent contrary direction by the Board of Directors, if determined in good faith to be in the best interests of the Company and its customers and shareholders. Any exception to or waiver of any provision of the Code shall be publicly reported on Form 8-K within two business days after such change or waiver.